SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 10, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on
Form F-3 as amended (File No. 333 - 101891) and our Registration Statement on Form F-3 as
amended (File No. 333 - 114857) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended.
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes            No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No X
Enclosure:
AngloGold Ashanti agrees to sell the Freda-Rebecca Gold Mine to Mwana
Africa Holdings (Proprietary) Limited

Queries
AngloGold Ashanti Limited
South Africa & Europe
Tel:
Mobile
E-mail:
Steve Lenahan +27 (0) 11 637 6248       +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Ghana
Kwaku Akosah-Bempah +233 21 778 178 +233 244 324 525
kwaku.akoshah-bempah@AngloGoldAshanti.com
North America
Charles Carter Toll Free 800 417 9255    + 1 212 750 7999
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Mwana Africa
South Africa
Tel:
Mobile
E-mail:
Kalaa Mpinga +27 (0) 11 883 9550         +27 (0) 83 236 2222
kmpinga@iafrica.com
David Fish +27 (0) 11 883 9550         +27 (0) 83 408 6556
kmpinga@iafrica.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of AngloGold Ashanti's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the AngloGold's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AngloGold Ashanti Limited (formerly AngloGold Limited)
Mwana Africa Holdings (Proprietary) Limited
Incorporated in the Republic of South Africa
Incorporated in the Republic of South Africa
(Reg. No. 1944/017354/06) \ ISIN No. ZAE0000043485
(Reg. No. 2002/027269/07)
news release
AGA18.04
0 September 2004
ANGLOGOLD ASHANTI AGREES TO SELL THE FREDA-REBECCA GOLD MINE
TO MWANA AFRICA HOLDINGS (PROPRIETARY) LIMITED
AngloGold Ashanti Limited has agreed to sell its entire interests in Ashanti Goldfields Zimbabwe Limited ("Ashanti Zimbabwe") to Mwana Africa Holdings (Proprietary) Limited ("Mwana") for a cash consideration of US$2.255 million ("the Transaction). The principal and sole operating asset of Ashanti Zimbabwe is the Freda- Rebecca Gold Mine ("Freda-Rebecca").
Freda-Rebecca is situated near Bindura in Zimbabwe and produced some 51,091 ounces of gold at a cash cost of US$268 per ounce in 2003. The total Proven and Probable Ore Reserves of Freda-Rebecca as at 31 December 2003 were 300,000 ounces and at that time, Ashanti Goldfields Company Limited estimated that Freda-Rebecca had a remaining life of some 4 years. AngloGold Ashanti has no other operations or exploration activities in Zimbabwe. Both for this reason and the short remaining life and relatively small scale of Freda- Rebecca, AngloGold Ashanti had previously announced that it was considering the sale of Freda-Rebecca.
Mwana, whose shareholders and directors are all African, represent a broad spectrum of experience and expertise from Angola, the Democratic Republic of Congo, Kenya, South Africa, Zambia and Zimbabwe, owns and operates the Bindura Nickel Mine which is located in close proximity to Freda-Rebecca.
The Transaction is subject to, and conditional upon Mwana obtaining certain regulatory consents and approvals, including the approval of the South African Reserve Bank and all approvals in Zimbabwe necessary to implement the Transaction.
Commenting on the Transaction, AngloGold Ashanti President Sam Jonah said, "The sale of Freda-Rebecca to Mwana is entirely consistent with our policy of disposing of shorter life, lower margin operations and concentrating our financial and managerial resources on the assets we believe will generate longer-term value for shareholders. We also understand that Mwana will be in a position to capitalise on the potential synergies which exist between its existing Bindura Nickel operation and Freda-Rebecca". "This acquisition is in line with our stated objective to growth and to diversify our presence in Zimbabwe and in the region. It also demonstrates our confidence in Zimbabwe as an investment destination, despite the challenges of the moment", said Kalaa Mpinga, Chairman of Mwana.
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 10, 2004
By: /s/ C R Bull
Name: C R Bull
Title:     Company Secretary